

March 12, 2023

Daniel Fleming
Chief Financial Officer
Credo Technology Group Holding Ltd
c/o Maples Corporate Service, Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

> **Re: Credo Technology Group Holding Ltd**
> **Form 10-K for the Fiscal Year Ended April 30, 2022**
> **Form 10-Q for the Quarterly Period Ended January 28, 2023**
> **Form 8-K Filed March 1, 2023**
> **File No. 001-41249**

Dear Daniel Fleming:

We have reviewed your March 7, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2023 letter.

Form 10-Q for the Quarterly Period Ended January 28, 2023

Notes to Unaudited Condensed Consolidated Financial Statements
4. Revenue Recognition, page 13

1. We note your disclosure on page 14 that you issued approximately 4.1 million warrants during December 2021 to your customer, Amazon.com NV Investment Holdings LLC, that "will vest in tranches over the contract term based on the amount of global payments" from the customer and its affiliates. Citing relevant authoritative accounting guidance, tell us the specific grant date(s) you will use to record the fair value of the warrants. In doing so, explain if each tranche will be valued using a different grant date and explain the reasons for your determination.

Daniel Fleming
Credo Technology Group Holding Ltd
March 12, 2023
Page 2

Form 8-K furnished March 1, 2023

Exhibit 99.1, page 1

2.   We note that you present non-GAAP gross profit, net income (loss), and diluted net income (loss) per share that exclude warrant contra revenues. Considering these amounts are directly related to revenue generating activities with customers, please remove these adjustments from all non-GAAP measures. See Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

        You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing